Filed by Zodiac Aerospace S.A.
This communication is filed pursuant to Rule 425
under the Securities Act of 1933, as amended.

Subject Company: Zodiac Aerospace S.A.
Commission File Number: 333-154066
Date:  February 1, 2017

SAFRAN+ZODIAC AEROSPACE PROJECT CREATING A NEW GLOBAL LEADER IN AEROSPACE MASTERING THE ELEMENTS

IMPORTANT ADDITIONAL INFORMATION This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction in connection with the transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. The tender offer and the merger are subject to consultation of the work’s council committees, execution of definitive documentation and obtaining of required regulatory and other customary authorisations. The tender offer and the merger would only be filed after such and other conditions have been fulfilled. These materials must not be published, released or distributed, directly or indirectly, in any jurisdiction where the distribution of such information is restricted by law. It is intended that Safran and Zodiac Aerospace will file with the French Market Authority (“AMF”) a prospectus and other relevant documents with respect to the tender offer to be made in France, and with respect to the merger of Zodiac Aerospace into Safran. Pursuant to French regulations, the documentation with respect to the tender offer and the merger which, if filed, will state the terms and conditions of the tender offer and the merger will be subject to the review by the French Market Authority (AMF). Investors and shareholders in France are strongly advised to read, if and when they become available, the prospectus and related offer and merger materials regarding the tender offer and the merger referenced in this communication, as well as any amendments and supplements to those documents as they will contain important information regarding Safran, Zodiac Aerospace, the contemplated transactions and related matters ADDITIONAL U.S. INFORMATION Any securities to be issued under the transaction may be required to be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”). The transaction will be submitted to the shareholders of Zodiac Aerospace for their consideration. If registration with the U.S. Securities and Exchange Commission (the “SEC”) is required in connection with the transaction, Safran will prepare a prospectus for Zodiac Aerospace’s shareholders to be filed with the SEC, will mail the prospectus to Zodiac Aerospace’s shareholders and file other documents regarding the proposed transaction with the SEC. Investors and shareholders are urged to read the prospectus and the registration statement of which it forms a part when and if it becomes available, as well as other documents that may be filed with the SEC, because they will contain important information.  If registration with the SEC is required in connection with the transaction, shareholders of Zodiac Aerospace will be able to obtain free copies of the prospectus and other documents filed by Safran with the SEC at the SEC’s web site, http://www.sec.gov. Those documents, if filed, may also be obtained free of charge by contacting Safran Investor Relations at 2, Boulevard du Général Martial Valin 75724 Paris Cedex 15 – France or by calling (33) 1 40 60 80 80. Alternatively, if the requirements of Rule 802 under the Securities Act are satisfied, offers and sales made by Safran in the proposed business combination will be exempt from the provisions of Section 5 of the Securities Act and no registration statement will be filed with the SEC by Safran. FORWARD-LOOKING STATEMENTS This communication contains forward-looking statements relating to Safran, Zodiac Aerospace and their combined businesses, which do not refer to historical facts but refer to expectations based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance, or events to differ materially from those included in such statements. These statements or disclosures may discuss goals, intentions and expectations as to future trends, plans, events, results of operations or financial condition, or state other information relating to Safran, Zodiac Aerospace and their combined businesses, based on current beliefs of management as well as assumptions made by, and information currently available to, management. Forward-looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “estimate,” “expect,” “forecast,” “guidance,” “intend,” “may,” “possible,” “potential,” “predict,” “project” or other similar words, phrases or expressions. Many of these risks and uncertainties relate to factors that are beyond Safran’s or Zodiac Aerospace’s control. Therefore, investors and shareholders should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to: the ability obtain the approval of the transaction by shareholders; failure to satisfy other closing conditions with respect to the transaction on the proposed terms and timeframe; the possibility that the transaction does not close when expected or at all; the risks that the new businesses will not be integrated successfully or that the combined company will not realize estimated cost savings and synergies; Safran’s or Zodiac Aerospace’s ability to successfully implement and complete its plans and strategies and to meet its targets; and the benefits from Safran’s or Zodiac Aerospace’s (and their combined businesses) plans and strategies being less than anticipated. The foregoing list of factors is not exhaustive. Forward-looking statements speak only as of the date they are made. Safran and Zodiac Aerospace do not assume any obligation to update any public information or forward-looking statement in this communication to reflect events or circumstances after the date of this communication, except as may be required by applicable laws. 2 Zodiac Aerospace+Safran - January 2017

Combining two Aerospace Market Leaders Sales: 16.0 bn€ ~59,000 Sales: 5.2n€ ~33,000 People … to create a New Global Leader in Aerospace Equipments #2 worldwide Leader in Aircraft Equipment and #3 Leader in Aerospace Presence across all key Aircraft programs Sales: 21.2 Bn€ ~92,000 People in aerospace Presence in over 60 countries Creation of a global aerospace equipment leader 3 Zodiac Aerospace+Safran - January 2017

Creation of a global aerospace equipment leader Aerospace equipment ranking (Dec-2015 revenue - €bn) 12,7 UTC Aerospace (excl. P&W) 10,3 Safran + Zodiac 7,5 Honeywell(1) 7,1 Rockwell + B/E Aerospace 6,0 Spirit Aerosystems 5,2 Zodiac Aerospace (4) 5,1 Safran Equipement(4) 3,4 GKN Aerospace 3,4 Triump 3,4 Thales(2) Aerospace 2,7 GE Aviation (excl. Engines) x2 in aircraft equipment Aerospace ranking(3) (Dec-2015 revenue - €bn 25,4 UTC (P&W and Aerospace systems) 22,2 GE Aviation 21,2 Safran + Zodiac 16,0 Safran(4) 13,7 Honeywell Aerospace 12,3 Rolls Royce Aerospace 7,1 Rockwell + B/E Aerospace 5,2 Zodiac Aerospace(4) 3,4 GKN Aerospace 3,4 Triumph 3,3 Thales Aerspace(2) Clearly a leader in aerospace(3) Source: companies filings (1) Estimation: includes 100% avionics and 2/3 of mechanics. (2) Includes avionics, space and IFE. (3) Excluding OEMs. (4) Calculated using Safran LTM figures as of Jun-16 and Zodiac Aerospace 4 Zodiac Aerospace+Safran – January 17

Generating Key benefits for our Customers LTM figures as of Aug-16. High technology content, Tier 1 player with resilient aftermarket support Strong complementarity in both operational and commercial activities World-class supplier holding leading positions in many Aircraft systems Enhanced commercial relationships with Aircraft manufacturers and Airlines Reinforced industrial footprints Combining expertise, technologies and talents of both companies Acceleration of Seats and Cabin industrial recovery thanks to combined resources Long-term vision: Reinforced position to develop technologies for the more electrical aircraft State-of-the-art solutions to improve security, comfort and wellbeing onboard aircraft Optimized and sound financial structure to finance future developments and programs 5 Zodiac Aerospace+Safran – January 17

A “Win-Win” for all Stakeholders A merger process expected to close at the beginning of 2018 Regulatory approvals needed in many countries (e.g. Employee consultations, antitrust, CFIUS, etc…). Safran to launch Tender offer on Zodiac Aerospace shares in late summer or early autumn after getting all approvals A final merger with Zodiac Aerospace subject to shareholders’ approvals expected end of 2017/beginning of 2018 A long-term and committed shareholder base: Zodiac Aerospace’s reference shareholders (families, FFP and FSP) will contribute all or part of their shares and sign an agreement with the French State including a 2-year lock-up provision Together, they will hold circ. 22% of the new entity Safran employees will hold circ. 9.5% of the new entity Anticipated Executive Management of the new Safran entity Ross McInnes, Chairman of the Board Philippe Petitcolin, CEO Olivier Zarrouati, Deputy CEO Bernard Delpit, CFO 6 Zodiac Aerospace+Safran – January 17

Appendix Background on Zodiac Aerospace and Safran 7 Zodiac Aerospace+Safran – January 17

Capitalising on Zodiac Aerospace’s strengths… Aerosystems (39% of sales) On-board and in-flight safety systems and equipment (e.g. emergency arresting systems, interconnect systems, parachutes) Aerosystems (39% of sales) Aerosafety (12% of sales) On-board and in-flight safety systems and equipment (e.g. emergency arresting systems, interconnect systems, parachutes) Aircraft systems (27% of sales) Electrical power systems and generators, fuel control and data systems, electronics and controls, oxygen systems, water and waste systems #1 for evacuation slides #1 for interconnect #1 for arresting systems #1 for parachutes #1 for primary power management and distribution systems #1 / #2 for oxygen systems #1 water & waste systems Aircraft Interiors (61% of sales) Seats (27% of sales) State-of-the-art passenger (all classes) and crew seats Cabin (34% of sales) Integrated cabin interiors equipment (e.g. overhead bins, lavatories, galleys, dado panels, ceilings, sidewalls, cockpit doors, In-flight entertainment, seat actuation systems) #1 or #2 in passenger seats #1 or #2 in Galleys and equipment #1 in Cabin interior systems 8 Zodiac Aerospace+Safran – January 17

… to add up to Safran’sleadership positions Overview of activities – After disposal of Security activities1 Propulsion (60%2) Propulsion systems for aircrafts, helicopters, missiles and launchers, for civil and military applications Civil aircrafts: leadership in narrow body aircrafts through the CFM joint-venture with GE Helicopters turbines: #1 globally Military aircrafts: engines for fighter and transport aircrafts Space and ballistics Equipment (32%2) Brakes and landing gears: #1 for landing gears and carbon brakes Engine systems and equipment: global leader in nacelles integration, #1 in power transmission Electrical systems: global leader in interconnections Defence (8%2) Optronics: #1 in Europe Avionics: #1 in Europe Electronics and critical software: software for embedded systems, calculators for engine regulation and flight and landing control Notes (1) Safran announced the sale of its Detection business (Morpho Detection) on 21/04/2016 and of its remaining Security business (Safran Identity & Security / Morpho) on 29/09/2016, together referred to as Security businesses (2) 2015 revenues adjusted for the sale of the Security business / Excluding ASL JV consolidated under the equity method Source Safran 9 Zodiac Aerospace+Safran – January 17

10 Zodiac Aerospace+Safran – January 17